UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

A. M. Castle & Co.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

148411101

(Cusip Number)

Jonathan B. Mellin
30 N. LaSalle Street
Suite 1232
Chicago, IL 60602

(312) 726-3110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
W. B. & Co.
(General Partners: Jonathan B. Mellin and Reuben S. Donnelley)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
-0-
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			8,759,076
Each
Reporting		9.	Sole Dispositive Power:
Person			-0-
With

		10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
8,759,076 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
26.8% based on 32,642,620 shares of Common Stock outstanding as of August 3, 2016.

14.	Type of Reporting Person (See Instructions):
PN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
Jonathan B. Mellin

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
189,646
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			9,628,410
Each
Reporting		9.	Sole Dispositive Power:
Person			247,248
With

		10.	Shared Dispositive Power:
869,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
9,818,056 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
30.1% based on 32,642,620 shares of Common Stock outstanding as of August 3, 2016.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
Reuben S. Donnelley

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
33,471
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			8,759,076
Each
Reporting		9.	Sole Dispositive Power:
Person			33,471
With

		10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
8,792,547 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
26.9% based on 32,642,620 shares of Common Stock outstanding as of August 3, 2016.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
FOM Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Nevada

		7.	Sole Voting Power:
1,594,372
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			572,688
Each
Reporting		9.	Sole Dispositive Power:
Person			9,425,654
With

		10.	Shared Dispositive Power:
572,688

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
9,998,342 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
30.6% based on 32,642,620 shares of Common Stock outstanding as of August 3, 2016.

14.	Type of Reporting Person (See Instructions)
CO

Explanatory Note

This Amendment No. 16 (this “Amendment No. 16”) relates to the Common Stock of A. M. Castle & Co., a Maryland corporation (the “Company”), which has its principal executive offices at 1420 Kensington Road, Suite 220, Oak Brook, Illinois.  This Amendment No. 16 is being filed in connection with that certain transaction pursuant to which a Reporting Person, W.B. & Co., purchased 4,630,795 shares of Common Stock owned by Raging Capital Master Fund, Ltd. (the “Transaction”). In addition, SGF, LLC, an Illinois limited liability company (“SGF”), a company affiliated with the Reporting Persons W.B. & Co. and FOM Corporation, entered into a commitment letter with the Company (the “Letter Agreement”) pursuant to which SGF agreed to provide a total of 15% of the principal of the Company’s new $100 million senior secured first lien term loan facility (the “Facility”). Except as otherwise set forth herein, this Amendment No. 16 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

,

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 4,630,795 shares of Common Stock purchased by W. B. & Co. is $463,079.50. The shares of Common Stock were acquired with the working capital of W.B. & Co.

Item 4.	Purpose of Transaction.

Except as otherwise noted below, the Common Stock of the Issuer is being held by the Reporting Persons for investment purposes only and the Reporting Persons do not have any plans or proposals with respect to such Common Stock as enumerated in paragraphs (a) through (j) of Item 4.

As a condition to the Transaction, effective November 4, 2016 Kenneth H. Traub and Richard N. Burger each resigned from their respective positions as members of the Board of the Directors of the Company (the “Board”) and all committees of the Board on which they served.

Item 5.	Interest in Securities of the Issuer.

The information concerning percentages of ownership set forth on the facing pages for each Reporting Person is based on 32,642,620 shares of Common Stock reported outstanding as of August 3, 2016, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016.

(a) W.B. & Co.: 8,759,076 shares of Common Stock (26.8% based on 32,642,620 shares outstanding as of August 3, 2016).

Jonathan B. Mellin: 9,818,056 shares of Common Stock (30.1% based on 32,642,620 shares outstanding as of August 3, 2016).

Reuben S. Donnelley: 8,792,547 shares of Common Stock (26.9% based on 32,642,620 shares outstanding as of August 3, 2016).

FOM Corporation: 9,998,342 shares of Common Stock (30.6% based on 32,642,620 shares outstanding as of August 3, 2016).

(b) See facing pages for each Reporting Person.

(c) On November 4, 2016, pursuant to the Purchase Agreement, W. B. & Co. purchased 4,630,795 shares of Common Stock of the Company held by Raging Capital Master Fund, Ltd. The aggregate purchase price of the 4,630,795 shares of Common Stock purchased by W. B. & Co. from Raging Capital Master Fund, Ltd. is $463,079.50. Immediately following the closing of the Transaction, W.B. & Co. transferred 100,000 shares of Common Stock to Mr. Mellin for no consideration.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 2, 2016, SGF, a company affiliated with the Reporting Persons W.B. & Co. and FOM Corporation, entered into the Letter Agreement pursuant to which SGF agreed to provide a total of 15% of the principal of the Company’s new Facility subject to the satisfaction of certain conditions required by the Facility, including, but not limited to, the negotiation, execution and delivery of definitive documentation. The outstanding principal amount of the Facility and all accrued and unpaid interest thereon will be due and be payable on September 14, 2018.

Upon initial funding of the Facility, SGF will be issued warrants (the “Warrants”) to purchase an aggregate of 750,000 shares of the common stock of the Company. The Warrants will have exercise prices as follows: (a) 50% of the initially issued Warrants will have an exercise price of $0.50 per share and will expire 18 months from the date of grant and (ii) the remaining 50% of the Warrants will have an exercise price of $0.65 per share and will expire 18 months from the date of the grant.

On November 4, 2016, pursuant to the Purchase Agreement, W. B. & Co. purchased 4,630,795 shares of Common Stock of the Company held by Raging Capital Master Fund, Ltd. The aggregate purchase price of the 4,630,795 shares of Common Stock purchased by W. B. & Co. from Raging Capital Master Fund, Ltd. is $463,079.50. Immediately following the closing of the Transaction, W.B. & Co. transferred 100,000 shares of Common Stock to Mr. Mellin for no consideration.

The general partners of W. B. & Co. are Jonathan B. Mellin and Reuben S. Donnelley, who share voting power with respect to shares beneficially owned by W. B. & Co. Mr. Mellin serves as a director of the Company.

The foregoing descriptions of the terms of the Letter Agreement and the Purchase Agreement are not complete and are qualified in their entirety by reference to the text of the Letter Agreement and the Purchase Agreement, which are referenced as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1 Letter Agreement dated November 2, 2016, by and between W. B. & Co. and A. M. Castle & Co.
99.2 Purchase Agreement dated November 4, 2016, by and between W. B. & Co. and Raging Capital Master Fund, Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 4, 2016	W.B. & Co.
By: /s/ Jonathan B. Mellin
Jonathan B. Mellin General Partner
November 4, 2016	/s/ Jonathan B. Mellin
Jonathan B. Mellin
November 4, 2016	/s/ Reuben S. Donnelley
Reuben S. Donnelley
November 4, 2016	FOM Corporation
By: /s/ Jonathan B. Mellin
Jonathan B. Mellin President